SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                AMENDMENT NO. 1

                                     TO THE

                                  APPLICATION

                                       OF

                             TSC DISTRIBUTORS, LLC
                     (FORMERLY ABAX BROKERAGE SERVICES LLC)

                                      AND

                                    TSC UITS

          Amendment No. 1 to the Application for an Order under
          Section 6(c) of the Investment Company Act of 1940, as amended (the "Act"), for an exemption from the provisions of Sections 2(a)(32), 2(a)(35), 22(d) and 26(a)(2)(C) of
          the Act and Rule 22c-1 thereunder; and for an exemption from Sections 14(a) and 19(b) of the Act and Rule 19b-1 thereunder; and approving certain exchange and rollover options pursuant to Section 11(a) and Section 11(c) of the Act.


                                              Name and Address of Persons to
  Name and Address of Applicants              Whom Questions May Be Directed
----------------------------------          ----------------------------------

  TSC Distributors, LLC                       Scott R. Anderson
  10 High Street, Suite 70                    Chapman and Cutler LLP
  Boston, MA  02110                           111 West Monroe Street
                                              Chicago, Illinois  60603

  TSC UITS
  c/o TSC Distributors, LLC
  10 High Street, Suite 70
  Boston, MA  02110


  File No. 812-14054

                               TABLE OF CONTENTS

                                                                            PAGE

I.    DEPOSITOR                                                                3

II.   STRUCTURE AND DESCRIPTION OF THE TRUST                                   4

III.  IN SUPPORT OF THE APPLICATION                                            5
        A.  Proposed Deferred Sales Charge Program                             5
              1.  Method by Which the Depositor Intends to Impose DSC on
                       Distributions During All or a Portion of the Life
                       of a Series                                             6
              2.  DSC Imposed on Distributions During All or a Portion
                       of the Life of a Series - Including upon Sales
                       or Redemptions                                          9
        B.  Waiver of DSC under Certain Circumstances                         10
        C.  Exchange Option and Rollover Option                               10

IV.   DISCUSSION OF EXEMPTIONS REQUESTED                                      14
        A.  DSC Relief and Exchange and Rollover Options                      14
              1.  Exemption from the Provisions of Section 2(a)(32)           15
              2.  Exemption from the Provisions of Section 2(a)(35)           16
              3.  Exemption from the Provisions of Rule 22c 1                 17
              4.  Exemption from the Provisions of Section 22(d)              18
              5.  Exemption from the Provisions of Section 26(a)(2)(C)        19
              6.  Approval of Certain Offers of Exchange under
                       Sections 11(a) and 11(c)                               19
        B.  Net Worth and Capital Gains Distribution                          21
              1.  Exemption from the Provisions of Section 14(a)              21
              2.  Exemption from the Provisions of Section 19(b)
                       and Rule 19b 1                                         22

V.    CONDITIONS TO THE APPLICATION                                           23
        A.  Conditions with Respect to DSC Relief and Exchange
                 and Rollover Options                                         23
        B.  Condition for Exemption from Net Worth Requirement                24

VI.    EXHIBITS                                                              A-1
         Exhibit A - Certificate of Chief Executive Officer of
         TSC Distributors, LLC                                               A-1

              AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER UNDER
             SECTION 6(C) OF THE ACT, GRANTING AN EXEMPTION FROM THE
            PROVISIONS OF SECTIONS 2(A)(32), 2(A)(35), 14(A), 19(B),
             22(D), 26(A)(2)(C) OF THE ACT AND RULES 19B-1 AND 22C-1
         THEREUNDER, AND APPROVING CERTAIN EXCHANGE AND ROLLOVER OPTIONS
             PURSUANT TO SECTION 11(A) AND SECTION 11(C) OF THE ACT

--------------------------------------------------------------------------------


     TSC Distributors, LLC (formerly known as ABAX Brokerage Services LLC) ("TSC Distributors") or an entity controlling, controlled by or under common control with TSC Distributors (collectively the "Depositor"), TSC UITS and any future registered unit investment trusts and their respective series for which the Depositor serves as depositor (the "Trusts," each series of the Trusts is referred to as a "Series," and the Trusts together with the Depositor and TSC UITS are collectively the "Applicants") hereby file this application (the "Application") for an order of the Securities and Exchange Commission (the "Commission") (1) under Section 6(c) of the Act (a) granting exemptions from the provisions of Sections 2(a)(32), 2(a)(35), 22(d) and 26(a)(2)(C) of the Act and Rule 22c-1 thereunder, to the extent necessary to permit the sales charge for units of any of the Series to be imposed on a deferred basis as described in this Application, including imposition of a deferred sales charge subject to variations and waivers in certain circumstances described herein, and
(b) granting certain Series exemptions from Sections 14(a) and 19(b) of the Act and Rule 19b-1 thereunder to the extent described herein; and (2) under
Section 11(a) and Section 11(c) of the Act for approval by the Commission of exchanges of units of Series sold with front-end or deferred sales charges at reduced sales charges, and exchange transactions made in connection with the termination of a Series at a reduced sales charge, all as described herein. Any future Trust and Series that may rely upon the requested order in the future will, at that time, comply with the terms and conditions contained in this Application. This Application for exemptions is made on the grounds that such exemptions are appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. No form having been specifically prescribed for the Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission under the Act.


I.   DEPOSITOR


     TSC Distributors is the depositor of the TSC UITS. TSC Distributors is organized as a limited liability company under the laws of the State of Delaware. TSC Distributors is registered under the Securities Exchange Act of 1934 as a broker-dealer, a member of Financial Industry Regulatory Authority, Inc. ("FINRA"), and a member of Securities Investor Protection Corporation. The principal office of TSC Distributors is 10 High Street, Suite 70 Boston, MA 02110. TSC Distributors is a direct, wholly-owned subsidiary of TS Capital, LLC.

II.  STRUCTURE AND DESCRIPTION OF THE TRUST

     TSC UITS is a unit investment trust registered under the Act and any future Trust similarly will be a unit investment trust registered under the Act.<F1>1

     TSC UITS and any future Trust will be sponsored by the Depositor and made up of one or more Series of separate unit investment trusts issuing securities to be registered under the Securities Act of 1933 (the "1933 Act"). Each Series will be created by a trust indenture (the "Indenture") between the Depositor and a banking institution or trust company as trustee (the "Trustee").

     While the fundamental structures of the Trusts and the various Series will be similar in most respects, the investment objectives may differ. Applicants currently anticipate that the investment objectives of the Series may include capital appreciation through investment in equity securities (or equity securities and debt securities). The primary objective of future Series, however, may be different. Further, the portfolio holdings of a group of Series seeking similar objectives will vary. Thus, for example, Series that seek taxable income or capital appreciation may be variously invested in the following securities, among others: intermediate and long-term corporate bonds, preferred or common stocks, American Depositary Receipts, registered investment company shares, mortgages and mortgage pass-through certificates, including those of the modified type on which payment of principal and interest is guaranteed by the Government National Mortgage Association, and U.S. government securities, including both current interest bearing and zero-coupon Treasury obligations.

     The creation and public offering of all Series of TSC UITS and of any future Trust will be undertaken with a view to full compliance with the requirements of the Act and the 1933 Act.

     While the structure of particular Trusts and particular Series will differ in various respects depending on the nature of the underlying portfolios, the essential procedure to be followed in all cases is for the Depositor to acquire a portfolio of securities, believed by it to satisfy the standards applicable to the investment objectives of the particular Series, which will then be deposited with the Trustee in exchange for certificates representing units of fractional undivided interest ("Units") in the deposited portfolio. These Units will then be offered to the public through the Depositor and dealers at a public offering price which during the initial offering period will be based upon the aggregate market value of the underlying securities, or, the aggregate offering side evaluation of the underlying securities if the underlying securities are not listed on a securities exchange, plus a front-end sales charge and/or a deferred sales charge. This sales charge will be the maximum amount applicable to any particular Series. It is currently anticipated that the sales charge for the Series will range from 1.95% to 4.95% of the public offering price, generally depending upon the term of the Series. However, the sales charges of a future Series may vary depending, among other things, on the type of securities in the underlying portfolios and the term of the Series. The maximum charge is usually subject to reduction in compliance with Rule 22d-1 under the Act, under certain stated circumstances disclosed in the


--------------------
<F1>1  All existing entities that currently intend to rely on the requested order have been named as Applicants.

prospectus, such as for a volume discount purchase. The structure for volume discounts will depend on the type of the Series and the life of the Series, which can vary. The maximum sales charge will also be reduced for officers, directors, and employees of the Depositor and of certain affiliates of the Depositor.

     The Depositor may, but is not legally obligated to, maintain a secondary market for Units of outstanding Series (subject to future change). Other broker-dealers may or may not maintain a secondary market for Units of a Series. If a secondary market is maintained, investors will be able to purchase Units on the secondary market at the current public offering price plus a front-end sales charge (subject to future change). Assuming a secondary market is maintained, the sales charge for Series on the secondary market will generally range from about 1.95% to 5.50% of the public offering price, depending on the term of the Series (i.e., the sales charge imposed may decrease over scheduled periods of time as the Series nears termination). However, the sales charge imposed by a Series on such secondary market (as in the initial offering) will also vary because of, among other things, the type of portfolio securities held and the term of the Series. The maximum sales charge imposed in such secondary market may also be subject to reductions based on the amount of Units purchased. If such a market is not maintained at any time for any Series, holders of Units ("Unitholders") of such a Series may redeem their Units through the Trustee at prices generally based upon the aggregate bid side evaluation of the underlying debt securities and closing sales price for equity securities.

III. IN SUPPORT OF THE APPLICATION

     Applicants request an order of exemption as described herein pursuant to Sections 6(c), 11(a) and 11(c) of the Act. Section 6(c) provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act "if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of.[the Act]." With respect to the exemptive relief specified below regarding Section 11(c) of the Act, relief is requested pursuant to Section 11(a) which applies to unit investment trusts by virtue of
Section 11(c), which provides that the Commission may approve exchanges of certain investment company securities for a security of the same or another investment company on a basis other than that of the relative net asset values of the respective securities to be exchanged.

A.   Proposed Deferred Sales Charge Program

     The Depositor (like sponsors of similar unit investment trusts) will collect immediately on purchase of Units sales charges in varying amounts which are levied on both primary and, to the extent a secondary market is maintained, secondary market sales of Units, as discussed above. These sales charges cover, among other things, distribution expenses, sales commissions and the expense of creating and developing a Series. Because the Trusts will not be managed, ongoing expenses will generally be low, consisting principally of regular annual charges by the Trustee and the evaluator's fee for regular evaluations and continuing portfolio supervisory services.

     The Depositor seeks authority to implement a program for one or more Series under which part or all of the sales charge would be deferred, as described below. The proposed deferred sales charge ("DSC") program would be disclosed fully in the prospectus of the Series making this program available and would operate in the manner as discussed below.

     The Depositor will determine the maximum amount of the sales charge as a percentage of the public offering price per Unit, within the then existing limits under NASD Conduct Rule 2830(d),<F2>2 and this maximum amount will be stated in the prospectus for the applicable Series.<F3>3 In making such initial determination of such maximum sales charge for each particular Series, the Depositor may take into account any factors it considers applicable, including the deferral of the sales charge. The Depositor will have the flexibility to defer the collection of all or part of the sales charge initially determined as described above over a period (the "Collection Period") subsequent to the settlement date for the purchase of Units, provided that the Depositor will in no event add to the deferred amount of the sales charge determined as described above any additional amount for interest or any similar or related charge to reflect or adjust for in any way any "time-value of money" calculation related to such deferral. Applicants, by means of this Application, also desire to be able to offer certain scheduled variations to the DSC such as volume discounts and waivers under certain circumstances. As Rule 22d-1 may not extend to such scheduled variations, Applicants request relief from Section 22(d) of the Act, as discussed below.

     1. Method by Which the Depositor Intends to Impose DSC on Distributions During All or a Portion of the Life of a Series

     The Depositor presently anticipates collecting a portion of the total sales charge "up front," i.e., immediately upon purchase of Units. The outstanding balance owed in respect of the sales charge per Unit, the DSC, will be collected over the remaining Collection Period relevant to each particular Series. As stated in Section V hereof, the DSC to be charged will be disclosed in the prospectus for each affected Series both in a table as required by Form N-1A relating to deferred sales charges, modified as appropriate to reflect the differences between unit investment trusts and open-end investment companies, and a schedule setting forth the number and date of each installment payment to occur during the duration of the Collection Period. The duration of the Collection Period shall also be stated in such prospectus. The prospectus will also disclose that a ratable portion of the sales charge remaining to be collected will be deducted from each Unitholder's distributions on the Units or from the principal of the Series (the "Distribution Deductions") during the Collection Period until the total amount of the sales charge per Unit is collected. In no event will the total of all these amounts exceed the maximum sales charge per Unit determined as described above.


--------------------
<F2>2  Any reference herein to any NASD Conduct Rule includes any successor or replacement FINRA Rule.

<F3>3  More than one Series may be offered through a single prospectus.  If a
       Series offers the DSC option, the prospectus through which the Series is offered will disclose the DSC program.

     To illustrate the method by which the Depositor proposes to implement the DSC program, assume the following example: a Series is structured with a maturity of four (4) years and a maximum sales charge of 3.75% per $1,000 Unit. In this case, the Depositor, during the initial offering period, would charge a front-end sales charge of 1.00% of the maximum 3.75% "up front" upon the purchase of Units. The DSC or the remaining balance of the sales charge (i.e., 2.75%) would then be ratably deducted by the Trustee at quarterly intervals during the Collection Period, which in this example would be years 1, 2, 3 and
4. (See below for a description of the method by which Distribution Deductions would be made.) Therefore, in the instant case, during the Collection Period $1.719 per $1,000 Unit would be deducted quarterly for an annual total of $6.88 per $1,000 Unit. As mentioned above, all sales charges, scheduled variations in sales charges, and amounts and dates of Distribution Deductions (which may be annually, semi-annually, quarterly or monthly depending on the type of Series) will be disclosed in the relevant prospectus for each Series.

     Applicants note that the Depositor may also implement a periodic sales charge calculated at the time of each deduction as a fixed percentage of the Series' then net asset value, subject to the maximum percentage amount of the offering price per Unit determined at the inception of the Series. For example, if the Depositor determines to charge the maximum amount permitted by the NASD Conduct Rule 2830(d) (7.25% in this case), the maximum dollar amount to be collected on any Unit would equal the product of 7.25% times the net asset value of a Unit at the commencement of the Series. This dollar amount would then be deducted periodically from the Series' assets by applying a fixed percentage (such as 0.7% per annum) to the Series' net asset value when deducted. The deductions may be daily, monthly, quarterly, semiannually, or annually depending on the Series. Once the aggregate collections of sales charges reach the maximum percentage amount of the offering price per Unit determined at the inception of the Series, no further sales charge deductions for Units would be made.<F4>4 Consistent with the discussion above, (1) this collection method would not include an interest factor and the total sales charges collected over time will not exceed the maximum amount determined at the Series' inception; (2) the overall maximum sales charge will comply with the requirements of NASD Conduct Rule 2830(d); and (3) the Series' prospectus will clearly describe the elements of the sales charge including: the maximum sales charge (which may be separately disclosed in the prospectus to reflect the amount of sales charge paid by investors for distribution costs and the amount of sales charge paid to the Depositor for the creation and development of the Series), the periodic percentage charge, the term over which it will be levied, and the schedule of payments.


--------------------
<F4>4  Under this methodology, the Depositor would determine the maximum aggregate sales charge at inception of the Series that will be collected through periodic deductions over time. In general, this fixed amount to be collected will have the greatest impact on investors who paid the least amount for their Units during the initial public offering period because the fixed amount to be collected represents a greater proportion of the amount they invested. To track payments collected under this method to ensure investors will not pay more than the maximum sales charge, the Depositor will adopt accounting methodologies under which it will determine the investors upon whom the proposed sales charge payments will have the greatest impact (i.e., those who paid the least amount per Unit during the initial public offering period) and then will track the sales charges assessed on these Units. Once the aggregate collection of sales charges on these Units reaches the maximum amount per Unit determined at the inception of the Series, no further sales
       charge will be collected for any units in the applicable Series.   Under
       this methodology, no investors will ever pay more than the maximum sales charge determined at the inception of the Series.

Applicants note that this collection methodology has been addressed in several no-action letters and exemptive orders. See Equity Income Fund Index Series, pub. avail. December 19, 1996; Nike Securities L.P., pub. avail. February 17, 2000; Ranson & Associates Inc., pub. avail. March 1, 2000; John Nuveen & Co. Incorporated, pub. avail. March 3, 2000; Van Kampen Funds Inc., pub. avail. March 9, 2000; Salomon Smith Barney Inc., pub. avail. May 11, 2000; Prudential Securities Incorporated, pub. avail. May 23, 2000; and PaineWebber Incorporated, pub. avail. Aug. 18, 2000. See also Destra Capital Investments LLC and Destra Unit Investment Trust, Investment Company Act Rel. Nos. 30059 (notice) and 30087 (May 30, 2012) (order) ("Release IC-30087"); Incapital LLC and Incapital Unit Trust, Investment Company Act Rel. Nos. 29924 (January 24, 2012) (notice) and 29949 (February 21, 2012) (order) ("Release IC-29949"); Fixed Income Securities, L.P. et al., Investment Company Act Rel. Nos. 26529 (Aug. 9, 2004) (notice) and 26593 (Sept. 3, 2004) (order) ("Release IC-26593"); and Matrix Capital Group, Inc. and Matrix Unit Trust, Investment Company Act Rel. Nos. 25667 (July 19,
2002) (notice) and 25701 (Aug. 14, 2002) (order) ("Release IC-25701").

     Both the Depositor and the Trustee will be involved in implementing the DSC program. All of the mechanics for the operation of the DSC will be contained in the Indenture for each Series, which will set forth the Trustee's duties as described below. The Depositor will impose the front-end sales charge at the time of sale of Units by adding the initial component of the sales charge to the current net asset value of a Series and collecting such portion of the sales charge directly from the purchaser of Units. The securities confirmation statement sent to each purchaser (the "Confirm") will reflect such initial sales expense charged in connection with the transaction. In addition, the Confirm will state that the DSC will be imposed on an annual, semi-annual, quarterly or monthly basis, as the case may be, during the Collection Period and will be withdrawn directly from distribution payments made to Unitholders or from sale of assets of the Series. The Trustee may deduct the Distribution Deductions prior to providing distribution payments to Unitholders of record. Since all Unitholders will have the same amount per Unit deducted for the duration of the Collection Period, Applicants believe that the Trustee should not find this a difficult system to implement. At the end of every year, the Trust's annual statement will reflect the aggregate amount of Distribution Deductions taken, both on a Series and per Unit basis.

     To the extent a particular Series provides distribution income (e.g., from dividends and scheduled interest payments on the underlying securities held by such Series) sufficient to make the requisite Distribution Deductions, the Trustee may withdraw the appropriate amount of the DSC from such distribution income and will pay such amount directly to the Depositor. Remaining distribution income, if any, will then be distributed to all Unitholders of record on a pro rata basis in the normal course pursuant to the provisions set forth in the Indenture which govern distributions. Should such distribution income become partially or wholly insufficient to pay such DSC amounts, the Series hold a portfolio of equity securities or non income producing securities or to the extent deemed appropriate given the investment objective of the Series, the Trustee, pursuant to the powers granted in the Indenture, will have the ability to sell portfolio securities in an amount necessary to provide the requisite payments. Such securities will be typically sold on a pro rata basis so as to leave the remaining composition of the Series similar to its composition prior to such sale, however, the Indenture allows the Trustee to sell specific securities. The requisite amount of the sales expense will be paid by the Trustee directly to the

Depositor; any money remaining will be deposited in the accounts of such Series to be handled by the Trustee in the normal course pursuant to the terms of the Indenture. The prospectus for a Series will include disclosure that portfolio securities may be sold to pay the DSC. The prospectus will disclose that securities will be sold pro rata or that a specific security will be designated for such sale. At the end of every year, the Trust's annual statement will identify all securities sold and the aggregate dollar amount of sale proceeds received and distributed during the year.

     The Depositor believes that the operation and implementation of the DSC program will be adequately disclosed and explained to potential investors as well as Unitholders. The prospectus for each Series will describe the operation of the DSC, including the amount of each Distribution Deduction, the duration of the Collection Period and the dates of the Distribution Deduction. The prospectus will also contain disclosure pertaining to the Trustee's ability to sell securities to pay for DSC expenses. In addition, as mentioned above, each annual report will provide Unitholders with information as to the aggregate amount of annual DSC payments made by the Trust during the previous fiscal year on both a Series and per Unit basis. Further, as previously discussed, the Confirm for each Unitholder's purchase transaction will state both the front-end sales charge imposed and the DSC which will be imposed. The Confirm will also notify Unitholders that such DSC will be withdrawn in regular installments.

     2. DSC Imposed on Distributions During All or a Portion of the Life of a Series - Including upon Sales or Redemptions

     If the Unitholder redeems his or her Units before the total sales charge has been collected from the installment payments, the Depositor intends to deduct any amount of unpaid DSC expense from sale or redemption proceeds. The deduction of a DSC under such circumstances would be disclosed in the prospectus for each affected Series and would apply only to new investors purchasing Units after the date on which such disclosure is made in the prospectus. Such DSC paid upon sales or redemptions would be the aggregate amount of the sales charge per Unit determined as described above owing in respect of such Units after subtracting the total amounts theretofore received from the Unitholder pursuant to the Distribution Deductions and from the front-end sales charge paid in connection with the purchase of said Units. In no event will the DSC collected at the time of sale or redemption exceed the uncollected balance of the aggregate sales charge per Unit determined as described above. The DSC may also be waived on certain types of sales or redemptions as described further in
Section III (B) hereof.

     In addition, although the Depositor currently intends to collect any unpaid sales charge upon redemption or sale of Units, the Depositor may in the future choose to waive collection of this unpaid balance. Any such waiver would be disclosed in the prospectus of the relevant Series and will satisfy the conditions of Rule 22d-1.

     In determining whether a DSC applies to a particular redemption or sale of Units, the Depositor will assume that Units owned by a particular investor on which the total aggregate of Distribution Deductions have been collected (and therefore for which no DSC is due) are liquidated first. Any Units disposed of over and above such amounts will be subject to the DSC, which will be applied on the assumption that Units held for the longest time by such investor are sold or redeemed first, unless the investor directs otherwise. Therefore, the DSC will be the balance of the sales charge per Unit, determined as of the date of purchase, which remains owing and uncollected.

     As noted above, the particulars of the sales charge structure applicable to each Series, including scheduled variations permitted pursuant to the order requested herein, will be described in reasonable detail in the prospectus of that Series.

     The Depositor believes that the DSC program described above permits Unitholders to reap the benefit of their purchase payments by being fully or almost fully invested from the time of purchase of Units of a particular Series, while allowing payment of the sales charge to be made over a period of time out of Distribution Deductions, or sales of the assets of a Series, and in certain cases, if the investment is not held for the full Collection Period, out of the proceeds of redemption or sales. The DSC will not apply to increases in the value per Unit after the date of purchase except as described above and, even if imposed upon sales to the Depositor or redemptions, may be waived on certain types of redemptions, as discussed more fully below. The Depositor submits that it is fair to impose on the redeeming or selling Unitholder a lump-sum payment reflecting the remaining amount of sales expenses which have not been recovered through the Distribution Deductions. Thus, Applicants believe the amount, computation and timing of the DSC are designed to promote fair treatment of all Unitholders, while permitting the Trusts to offer the investors the advantage of having purchase payments fully or almost fully invested on their behalf immediately. Applicants represent that they will not impose the DSC on Units purchased with reinvested dividends or distributions if imposition of the DSC is impermissible under applicable laws and regulations, including NASD Conduct Rule 2830.

     Applicants believe that these procedures for deferred payment of the sales charge may also encourage the retention of investments in the Trusts for a longer term and may generally be perceived by investors as a fairer and more equitable technique of the payment of the sales charge than imposing a full sales charge collected entirely at the inception of their investment.

B.   Waiver of DSC under Certain Circumstances

     The Depositor may adopt a procedure of waiving the DSC payable out of net sales or redemption proceeds with respect to sales or redemptions of Units of one or more of the Series under certain circumstances which will be disclosed in the current prospectus for each Series affected. Examples of such circumstances may include but are not limited to the following list: (a) sales or redemptions following the death or disability of a Unitholder; (b) sales or redemptions in connection with certain distributions from qualified retirement plans; or
(c) sales or redemptions by employees of the Depositor and its affiliates of Units purchased pursuant to employee benefit plans. Any such waiver of the DSC will be disclosed in the prospectus for the relevant Series and implemented in accordance with the provisions of Rule 22d-1.

C.   Exchange Option and Rollover Option

     Applicants also seek an order from the Commission pursuant to Section 11(a) and Section 11(c) of the Act for approval of offers of exchange among the Series (the "Exchange

Option") and offers of exchange made in connection with the termination of Series for Units of a new Series of the same or similar type (the "Rollover Option"). The proposed Exchange Option was structured to provide Unitholders of Series with a convenient means of transferring interests to other Series as their investment requirements changed or to achieve certain tax consequences and to serve as an alternative to disposition of a Unitholder's interest, either in the secondary market (to the extent a secondary market is maintained) or through redemption. The Rollover Option was structured to provide Unitholders a convenient means of continuing the same or similar investment strategy over time by transferring interests to other Series in connection with the termination of the Series owned by a Unitholder. While it is currently anticipated that Units of a Series will normally be sold with maximum sales charges ranging from 4.95% to 1.95% of the public offering price (5.50% to 1.95% of the public offering price for sales on the secondary market (to the extent a secondary market is maintained)), the sales charges proposed to be imposed on Units acquired pursuant to the Exchange Option will generally be reduced as described below.

     By this Application, Applicants seek to create an Exchange Option which would extend to all exchanges of Units sold either with a front-end sales charge or with a DSC for Units of an Exchange Series (as defined below) sold either with a front-end sales charge or with a DSC. Pursuant to the proposed Exchange Option, the sales charge imposed on Units acquired thereunder would generally be reduced to a flat fee (e.g., $25 per 100 Units in the case of a Series whose Units initially cost approximately $10 per Unit, or $25 per 1,000 Units in the case of a Series whose Units initially cost approximately $1.00 per Unit) or a lesser percentage of the public offering price. In any event, an investor who purchases units under the Exchange Option will pay a lower sales charge than that which would be paid by a new investor. The reduced sales charge imposed will be reasonably related to the expenses incurred in connection with the administration of the program, which may include an amount that will fairly and adequately compensate the Depositor and the participating underwriters and brokers for their services in providing the program. An adjustment would be made, however, if Units of any Series are exchanged within five months of their acquisition for Units of a Series with a higher sales charge (the "Five Months Adjustment"), or for exchanges of Units with a DSC for Units of a Series which impose a front-end sales charge occurring at any time before the Distribution Deductions (plus any portion of the front-end sales charge on the exchanged Units already collected) had at least equaled the per Unit sales charge on the acquired Units then applicable (the "DSC Front-end Exchange Adjustment"). In such cases, the exchange fee will be the greater of (i) the reduced sales charge or (ii) an amount which, together with the sales charge already paid on the Units being exchanged, equals the normal sales charge on the Units of the Series being acquired through such exchange (the "Exchange Series") determined as of the date of the exchange. The Depositor may waive, with appropriate disclosures, such exchange fee. The Depositor would reserve the right to vary the sales charge normally applicable to a Series, to vary the charge applicable to exchanges and to modify, suspend or terminate the Exchange Option as set forth in Part V hereto which sets forth the conditions to this Application.

     Applicants also propose that in connection with an exchange of Units sold with a DSC for Units of another Series sold with a DSC, the reduced sales charge in the form of a flat fee would be collected in connection with such an exchange. The Distribution Deductions relating to the initial Units would continue to be taken from the investment income generated by the newly acquired Units, or proceeds from the sale of securities in that Series' portfolio, as the case may be, until the original balance of the DSC owed on the initial investment had been collected. The DSC due on the initial investment, however, would not be collected at the time of the exchange. The DSC would be collected, however, on any exchange to a Series not having a DSC.

     To illustrate some of the proposed exchanges, assume a flat exchange fee of $25 is imposed in the following examples. Trust A offers units at $10 per unit subject to a front-end sales load of 3% of the public offering price. Trust B offers units at $10 per unit subject to a front-end sales load of 5% of the public offering price. The minimum purchase in both Trust A and B is 100 units. Unitholder in Trust A exchanges his units for units in Trust B eight months after he acquired the Trust A units. In this case, a flat fee of $25 is charged. If the exchange occurred within five months of the original acquisition and because Trust B assesses a higher sales load, the Five Months Adjustment applies and the flat fee of $25 is still imposed (the greater of $25 or $20) but through the Distribution Deductions as previously described.

     Assume Trust A imposed its sales load on a deferred basis. The Unitholder exchanges into Trust B after some, but not all of the DSC on Trust A has been collected. In this case, the Distribution Deductions on the Trust A Units could not have equaled the front-end sales charge of Trust B at any time.
Accordingly, the DSC Front-end Exchange Adjustment applies and the $25 flat fee would be imposed (the greater of $25 or $20).

     Assume Trust B imposes its sales load on a deferred basis and Trust A continues to impose its sales load on a front-end basis. If the exchange from Trust A units for Trust B units occurs after five months, the flat fee of $25 applies. If the exchange from Trust A units for Trust B units occurs within five months and because Trust B charges a higher fee, the Five Months Adjustment applies. In this case, the flat fee of $25 again is imposed (the greater of $25 or $20).


     Assume both Trust A and B assess their sales load only on a deferred basis. If the Unitholder has paid his DSC and exchanges from Trust A to Trust B after five months from the original acquisition, the flat fee of $25 is imposed. If the Unitholder has not yet fully paid his original DSC and exchanges into Trust B, the flat fee is assessed and the remaining balance owed on the original DSC is collected through the Distribution Deductions of Trust B. For instance, assume the Unitholder has 1% remaining on the DSC charged for Trust A Units. This Unitholder would be charged a total of $35 ($25 exchange fee and the remaining 1%). If the Unitholder purchased his units directly from both Trust A and B, he would have paid a total of $80 compared to the total of $55 (3% on original investment and $25). The Unitholder would not be charged a DSC on Trust B Units.

     Lastly, assume that Trust A imposes a 1% front-end sales charge and a 2% DSC and Trust B imposes a 1% front-end sales charge and a 4% DSC. Based on a unit price of $1,000 per 100 units, this equates to a Trust A sales charge consisting of a $10 front-end sales charge and a $20 DSC and a Trust B sales charge consisting of a $10 front-end sales charge and a $40 DSC. Assume that an exchange from Trust A to Trust B occurred within five months of the original acquisition of Trust A units and none of the Trust A DSC had been collected at the time of the exchange (i.e., only the 1%/$10 Trust A front-end sales charge had been paid). Because Trust B assesses a higher sales load, the Five Months Adjustment applies. In this case, the Unitholder would be charged a total of $40 (the greater of $25 and $40) and this amount would be collected through the Distribution Deductions of Trust B. The Unitholder would not pay the 1% front-end sales charge for Trust B and the remaining unpaid 2% DSC due on the Trust A units would not be collected at the time of the exchange. The Unitholder in this example would pay a total sales charge on Trust B equal to 4% compared to a new investor in Trust B that would pay 5%. The Unitholder would also not pay the remaining 2% DSC on Trust A.


     In any event, the reduced sales charge will be less than that paid by a new investor for the acquired units. The Depositor estimates that the reduced sales charge provides adequate compensation for the Depositor and participating underwriters and brokers for their services in connection with the administration of the programs.

     The Depositor also contemplates offering a Rollover Option to Unitholders pursuant to which a Unitholder will have the ability to "roll over" any or all of their Units in a Series which is terminating for Units in one or more new Series at a reduced sales charge. Applicants intend to offer the Rollover Option to Unitholders of certain terminating Series that will have investment objectives consistent with a specified investment philosophy (each a "Rollover Series"). The Rollover Option will apply to all exchanges of Units sold with a front-end sales charge or a DSC. Each Rollover Series will terminate on a date (the "Mandatory Termination Date") which is a specified term (e.g., one, three or five years) after the initial date of deposit for such Series. In conjunction with the termination of a Rollover Series, the Depositor may offer a corresponding new Series (a "New Series"). Applicants intend to offer the Rollover Option to Unitholders of a Rollover Series in the following manner.

     A specified number of days prior to the Mandatory Termination Date of the Rollover Series, the Trustee will provide notice thereof to all Unitholders. Absent another election, Unitholders will receive a cash distribution evidencing their pro rata share of the proceeds from the liquidation of the portfolio securities in the Rollover Series. Unitholders who own at least a specified number of Units of a Rollover Series (e.g., 2,500 Units) may elect to receive a distribution of portfolio securities (a "Distribution In Kind") (reduced by customary transfer and registration charges) in connection with the termination of the Rollover Series, rather than to receive payment in cash for such Unitholder's pro rata share of amounts realized upon the disposition by the Trustee of portfolio securities. Commencing on the Mandatory Termination Date, portfolio securities relating to Units of Unitholders that do not participate in the Rollover Option or elect to receive a Distribution In Kind will be sold in connection with the termination of the Rollover Series. The Depositor will determine the manner, timing and execution of the sale of the portfolio securities.

     Alternatively, Unitholders may elect by a certain date (the "Rollover Notification Date") to have all of their Units redeemed in kind on a predetermined date and to have the distributed portfolio securities sold by the Trustee, in its capacity as distribution agent, and the proceeds of such sale reinvested in the Units of the New Series, if one is then being offered, at a reduced sales charge. The New Series will be created on or after the Rollover Notification Date but not later than the termination of the Rollover Series. Unitholders making such election are referred to herein as "Rollover Unitholders." The applicable sales charge upon the initial investment in the Rollover Series is currently expected to be approximately 2.9% of the public offering price while the reduced sales charge applicable to investment in the New Series by Rollover Unitholders will usually be approximately 1.9% of the public offering price. In any event, an investor who purchases Units under the Rollover Option will pay a lower sales charge than that which would be paid by a new investor. The reduced sales charge imposed will be reasonably related to the expenses incurred in connection with the administration of the program, which may include an amount that will fairly and adequately compensate the Depositor and the participating underwriters and brokers for their services in providing the program. In the absence of the Rollover Option, a Unitholder in a terminating Rollover Series would have to pay the full sales load in connection with the investment in a New Series or in some other investment vehicle. Any sales by the distribution agent of the portfolio securities relating to Units of Unitholders electing to participate in the Rollover Option will be made during a period commencing after the Rollover Notification Date and ending on or about the Mandatory Termination Date (the "Special Redemption and Liquidation Period"). The distribution agent will appoint the Depositor as its agent to determine the manner, timing and execution of sales of portfolio securities. Cash which has not been invested on behalf of Rollover Unitholders in the New Series will be distributed at the end of the Special Redemption and Liquidation Period.

     The Depositor believes that the reduction in sales charge under the Exchange Option and Rollover Option is justified by cost savings resulting from the fact that the exchanging Unitholder's essential investment needs would have been identified at the time he or she acquired the Units being exchanged and that as a Unitholder, he or she would require less explanation concerning the procedures and operations of the Exchange Series or New Series, which will be very similar to one another.

     Unitholders of the Trusts, including the Rollover Series and New Series, will not be induced or encouraged to participate in the Exchange or Rollover Option through an active advertising or sales campaign. The Depositor recognizes its responsibility to its customers against generating excessive commissions through churning and represents that the sales charge collected will not be a significant economic incentive to salesmen to promote inappropriately the Exchange or Rollover Option for the Unitholders in the Trusts.

     The Depositor agrees to qualify its rights to modify, suspend or terminate at any time the Exchange and Rollover Options as set forth in Part V hereto which sets forth the conditions to this Application.

IV.  DISCUSSION OF EXEMPTIONS REQUESTED

A.   DSC Relief and Exchange and Rollover Options

     Applicants submit that the collection of the DSC pursuant to the proposed DSC program described above is consistent with all provisions of the Act and that, but for the provision that this charge may be waived on certain types of sales or redemptions, as described above, no exemptive relief would be required in order to implement the proposed transactions. However, to avoid any possibility that questions may be raised as to the potential applicability of various definitional and regulatory sections of the Act, Applicants, pursuant to
Section 6(c) of the Act, hereby request an order of the Commission exempting the Depositor and the Trusts, to the extent necessary, from the provisions of the Act detailed below. For the reasons stated herein, Applicants believe that these exemptions are clearly appropriate and in the public interest, and are consistent with the protection of investors and the purpose fairly intended by the policy and provisions of the Act. The exemptions requested are also substantially similar to those previously granted. See Release IC-30087; Release IC-29949; In the Matter of Millington Securities, Inc., et al., Investment Company Act Release No. 29177 (March 22, 2010) ("Release IC-29177"); In the Matter of Matrix Capital Group, Inc., et al., Investment Company Act Release No. 28300 (June 17, 2008) ("Release IC-28300"); In the Matter of NexBank Securities, Inc., et al., Investment Company Act Rel. No. 27691 (January 30, 2007) ("Release IC-27691"); Release IC-26593; Release IC-25701; In the Matter of Legg Mason Wood Walker, Inc., et al., Investment Company Act Rel. No. 25148 (Sept. 4, 2001) ("Release IC-25148"); In the Matter of Reich & Tang Distributors, L.P., et al., Investment Company Act Rel. No. 22866 (Oct. 29, 1997) ("Release IC-22866"); In the Matter of John Nuveen & Co. Incorporated, et al., Investment Company Act Rel. No. 22545 (March 5, 1997) ("Release IC-22545"); In the Matter of National Fidelity Services Corporation, Investment Company Act Rel. No. 22059 (July 10, 1996) ("Release IC-22059"); In the Matter of Voyageur Fund Managers, Inc., Investment Company Act Rel. No. 21691 (Jan. 22, 1995) ("Release IC-21691"); In the Matter of PaineWebber Incorporated, et al., Investment Company Act Rel. No. 20819 (January 4, 1995) ("Release IC-20819"); In the Matter of Nike Securities L.P., et al., Investment Company Act Rel. No. 21059 (May 10, 1995) ("Release IC-21059"); In the Matter of Van Kampen American Capital Distributors Inc., et al., Investment Company Act Rel. No. 21073 (May 16, 1995) ("Release IC-21073"); In the Matter of Kemper Securities, et al., Investment Company Act Rel. No. 21043 (May 5, 1995) ("Release IC-21043"); and In the Matter of Merrill Lynch, Pierce, Fenner & Smith Incorporated, et al., Investment Company Act Rel. No. 15167 (June 24, 1986) ("Release IC-15167").

     Applicants also submit that the application of a reduced sales charge in connection with an exchange from one Series with a DSC to any other Series is consistent with the provisions of the Act and with prior orders granted to similar applicants and therefore that the Commission should approve the proposed arrangements under Section 11(a) and Section 11(c) of the Act. See Releases IC-30087, IC-29949, IC-29177, IC-20819, IC-22059, IC-21691, IC-22545, IC-22866,
IC-25148, IC-25701, IC-26593 and IC-27691.

     1.   Exemption from the Provisions of Section 2(a)(32)

     Section 2(a)(32) of the Act defines a "redeemable security" as "any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent thereof." Section 4(2) of the Act defines a "unit investment trust" as an investment company which ". issues only redeemable securities.."

     Applicants submit that this imposition of the DSC in the manner described above would not cause Units to fall outside the definition of "redeemable security" in Section 2(a)(32) of the Act. Applicants believe, therefore, that the Trusts qualify as unit investment trusts under Section 4(2) of the Act and that the DSC in no way restricts a Unitholder from receiving his or her proportionate share of the current net assets of a Trust but simply defers the deduction of a portion of the sales charge. Although the DSC is not a redemption charge in the ordinary sense, it should be noted that in
Section 10(d)(4) of the Act, it is contemplated that an investment company issuing redeemable securities may impose a discount from net asset value on redemption of such securities.

     Because the imposition of a DSC could cause a redeeming Unitholder to receive an amount less than the net asset value of the redeemed Units, it is possible that Units subject to a DSC would not be considered redeemable securities for purposes of the Act. In order to avoid uncertainty in this regard, Applicants request an exemption from the operation of Section 2(a)(32) of the Act to the extent necessary to permit implementation of the DSC under the proposed DSC program.<F5>5 Applicants cite Releases IC-30087, IC-29949, IC-29177, IC-28300, IC-27691, IC-26593, IC-25701, IC-25148, IC-22866, IC-22545,
IC-22059, IC-21691, IC-15167, IC-20819, IC-21059, IC-21073, and IC-21043 as
precedents for this relief.

     2.   Exemption from the Provisions of Section 2(a)(35)

     Section 2(a)(35) of the Act, in pertinent part, defines "sales load" as ".the difference between the price of a security to the public and that portion of the proceeds from its sale which is received and invested or held for investment by the.depositor or trustee.." Although unit investment trusts such as the Trusts have traditionally imposed a sales charge at the time of purchase, there appears to be no legal or policy reason to prohibit deferral of its payment to another time. Indeed, Release IC-15167 provides a "four-corners" approval for such a deferral and Applicants believe that policy considerations would be enhanced by the levy of the DSC in the manner proposed.

     Applicants believe that the proposed Distribution Deductions and the DSC qualify as a "sales load," consistent with the intent of the definition contained in Section 2(a)(35) of the Act. The DSC, along with the Distribution Deductions, is intended to compensate the Depositor for its distribution expenses related to offering Units for sale to the public and is therefore a sales charge in the ordinary sense but for the fact that it is not collected at the time of the original investment. These distribution costs include but are not limited to the costs of advertising and sales literature, of printing and distributing prospectuses, other than to existing Unitholders, as well as compensation to underwriters, dealers and salesmen responsible for the selling effort. The DSC is intended to help the Depositor recoup these expenses in selling Units if those Units should be redeemed prior to a certain length of time by approximating the amount which would have been received if the charge had been collected in its entirety at the time of purchase. Therefore, Applicants submit that this arrangement is within the Section 2(a)(35) definition of sales load, but for the timing of the imposition of the charge. The deferral of the sales charge and the manner in which it is collected do not change the basic nature of this charge, which is in every other respect a sales charge. However, Applicants request an exemption from the


--------------------
<F5>5  Without an exemption, a Trust selling Units subject to a DSC could not meet the definition of a unit investment trust under section 4(2) of the Act. As here relevant, section 4(2) defines a unit investment trust as an investment company that issues only "redeemable securities."

provisions of Section 2(a)(35), to the extent necessary to implement the proposed DSC, and cite Releases IC-30087, IC-29949, IC-29177, IC-28300, IC-27691, IC-26593, IC-25701, IC-25148, IC-22866, IC-22545, IC-22059, IC-21691,
IC-15167, IC-20819, IC-21059, IC-21073, and IC-21043 as precedents for this relief.

     3.   Exemption from the Provisions of Rule 22c-1

     Section 22(c) of the Act empowers the Commission to ".make rules and regulations applicable to registered investment companies and to principal underwriters of and dealers in, the redeemable securities of any registered investment company.." Rule 22c-1 promulgated under the Act, in pertinent part, prohibits a registered investment company issuing a redeemable security from selling, redeeming, or repurchasing any such security except at a price based on the current net asset value of such security. Applicants submit that implementation of the proposed DSC would not violate Rule 22c-1. When a repurchase or redemption of Units is effected, the price for the Units is determined based on the current net asset value. The DSC is levied at time of repurchase or redemption, such DSC will merely be deducted at the time of redemption or repurchase from the Unitholder's proportionate liquidation proceeds. Such deduction does not in any way affect the calculation of net asset value used to determine the redemption price for Units. However, the imposition of a DSC could arguably cause a redeeming Unitholder to receive an amount less than the net asset value of the redeemed Units. In order to avoid any possibility that questions might be raised as to the potential applicability of Rule 22c-1, Applicants request an exemption from the operation of the provisions of Rule 22c-1 to the extent necessary or appropriate to permit Applicants to implement the DSC under the proposed DSC program.

     Notwithstanding the fairness of imposing the DSC in accordance with the program discussed above with respect to all sales or redemptions subject thereto, Applicants believe that it would be fair and equitable and in the public interest and in the interest of Unitholders for the DSC to be waived on certain types of sales and redemptions as specifically described in the prospectus for the affected Series. Applicants submit that such reductions in the sales load are consistent with the purposes of the Series, but have been proposed infrequently with respect to unit investment trusts with traditional sales charges because the impact of such charge is not sustained by the Unitholder at the time of redemption (as it is with a DSC). The Commission has issued similar orders to unit investment trusts and their sponsors in Releases IC-30087, IC-29949, IC-29177, IC-28300, IC-27691, IC-26593, IC-25701, IC-25148,
IC-22866, IC-22545, IC-22059, IC-21620, IC-15167, IC-20819, IC-21059, IC-21073,
and IC-21043 and has also issued orders permitting DSCs on variable annuity contracts which are waived in certain stated circumstances. See, for example, In the Matter of New England Mutual Life Insurance Company, et al., Investment Company Act Rel. No. 12218 (February 8, 1982); In the Matter of Franklin Life Insurance Co. et al., Investment Company Act Rel. No. 12103 (December 14, 1981) permitting waivers in the event of death of a contract owner. Additionally, the Commission has issued orders permitting the waiver of such charge in the event of redemptions under circumstances very similar to those posited. See In the Matter of the Calvert Fund, Investment Company Act Rel. No. 14627 (July 11,
1985), and In the Matter of Dean Witter Developing Growth Securities Trust, Investment Company Act Rel. No. 13126 (March 30, 1983). See also, inter alia, In the Matter of Home Investors Fund, Inc., Investment Company Act Rel. No. 14288 (December 21, 1984), which proposed waivers in connection with sales and redemptions of units acquired pursuant to employee benefit plans of the sponsors and their affiliates.

     Finally, Applicants observe that the provisions of the DSC as outlined and applied pursuant to this Application, are generally in conformity with the provisions of Rule 6c-10 (which permits open-end investment companies to assess deferred sales loads).

     4.   Exemption from the Provisions of Section 22(d)

     Section 22(d) of the Act, in pertinent part, requires a registered investment company and the principal underwriter and dealers thereof to sell any redeemable security issued by such investment company only at the current public offering price as described in the prospectus for such investment company.
Sales loads were historically deemed to be subject to the provisions of
Section 22(d) because they were traditionally a component of the public offering price; hence all investors were charged the same sales load. Rule 22d-1 was adopted to permit registered investment companies and principal underwriters and dealers thereof to sell any redeemable security issued by such company with scheduled variations in its sales loads, subject to certain conditions. Applicants assert that waivers, deferrals or other scheduled variations, if described in the relevant prospectus, would be consistent with Section 22(d). Further, Applicants submit that Rule 22d-1 contemplates and permits waivers, deferrals or other scheduled variations if disclosed in the prospectus. Nevertheless, in the interest of clarity, Applicants request that an order be issued under Section 6(c) for an exemption from the provisions of Section 22(d) in order to permit waivers, deferrals, or other scheduled variations in the sales load.

     Applicants contend that the requested exemptive relief would be consistent with the policies underlying Rule 22d-1, for example, that an investment company should be permitted to sell its securities with scheduled variations in its sales load (see Investment Company Act Rel. No. 14390, February 22, 1985 ("Release IC-14390")). Indeed, the Commission stated in Release IC-14390 that investment companies ".need more latitude to establish variations in the sales loads that they charge" and that ".the sales load variations that have been instituted have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those fund shares." Further, if the requested relief is granted, Applicants agree to follow all of the conditions set forth in Rule 22d-1 as if it applied directly to them. So, for example, the prospectus for each affected Series will fully disclose the DSC and any discounts (such as volume or employee discounts) and waivers applicable to such DSC. The scheduled variations, as disclosed, will be applied uniformly to all offerees in the class specified and revisions to the scheduled variations will be disclosed in the prospectus and will be made known to existing Unitholders, all in accordance with Rule 22d-1.

     The Commission discusses the interpretation of Section 22(d) and the abuses against which the section was directed in Investment Company Act Rel. No. 13183 (April 22, 1983) ("Release IC-13183"). Applicants submit that not only would the proposed sales charge be a component of "a current public offering price described in the prospectus," satisfying the requirements of Section 22(d), but that the proposed DSC would present none of the abuses mentioned. The release notes that dilution by riskless trading made possible by backward pricing has been eliminated by the adoption of Rule 22c-1. The second abuse, possible disruption of orderly distribution through dealers selling at a discount, is regulated by the description in the prospectus of the pricing system to which both sponsor and dealers would equally be subject. As to the third abuse, discrimination among investors resulting from charging different prices to different investors, the variation would be described in the prospectus and equally available to all investors. Release IC-13183 observed that the Commission "has granted a large number of exemptions by rule and by order premised on the theory that discrimination is not unjust, and thus the purpose of the section is not violated, if there is a rational basis for the variation in sales load." The proposed sales charge structure also appears consistent with the expression of the staff of the Division of Investment Management of the Commission in the 1974 Mutual Fund Distribution Study relative to Section 22(d) that "it is imperative that more variations be permitted in the mutual fund price structure" and the Commission's efforts to foster retail price competition described in Investment Company Act Rel. No. 8570 (November 4, 1974) as well as the Commission's views previously quoted from Release IC-14390.

     Applicants submit that such variations in or waivers of the deferred sales load are consistent with the spirit and purpose of Rule 22d-1 and with the exemptive orders granted to others in connection with the implementation of a DSC for certain unit investment trusts, including variations in and waivers of such DSC (See Releases IC-30087, IC-29949, IC-26593, IC-25701, IC-25148,
IC-22866, IC-22545 and IC-21691, and In the Matter of Merrill Lynch Pierce, Fenner & Smith Incorporated, et al., Investment Company Act Rel. No. 13848 (March 27, 1984)). Applicants also believe that the relief requested is consistent with exemptive orders granted to investment companies seeking to impose contingent DSCs on fund shares sold with no loads due to volume discounts and to waive such contingent deferred sales loads under certain circumstances (See, e.g., In the Matter of Kidder, Peabody Equity Income Fund, Inc., et al., Investment Company Act Rel. No. 15222 (July 24, 1986) and In the Matter of Voyageur Tax Free Funds Inc., et al.; Investment Company Act Rel. No. 19125 (November 24, 1992)). Finally, Applicants cite Release IC-20819 as precedent.

     5.   Exemption from the Provisions of Section 26(a)(2)(C)

     Section 26(a)(2)(C) of the Act prohibits a trustee or custodian of a unit investment trust from collecting from the trust as an expense any payment to a depositor or principal underwriter thereof with certain exceptions that are not relevant to the proposed DSC. For the reasons described above, Applicants submit that the DSC collected from income distributions on the Units or, if necessary, from the sale of portfolio securities is properly characterized as a sales charge within the meaning of Section 2(a)(35) of the Act, rather than an expense. However, the payment of the DSC could arguably be viewed as an improper trust expense within the meaning of Section 26(a)(2)(C) of the Act. In order to avoid any possibility that questions may be raised as to the propriety of the Trustee disbursing these charges to the Depositor, Applicants request an exemption from Section 26(a)(2)(C) to the extent necessary to permit the Trustee to collect these deductions and disburse them to the Depositor as contemplated by the DSC program.

     6.   Approval of Certain Offers of Exchange under Sections 11(a) and 11(c)

     Section 11(a) of the Act provides that it is unlawful for any registered open-end company or any principal underwriter for such a company to make or cause to be made an offer to the holder of a security of such company or of any other open-end investment company to exchange his security for a security in the same or another such company on any basis other than the relative net asset values of the respective securities to be exchanged, unless the terms of the offer have first been submitted to and approved by the Commission. Section 11(c) of the Act provides, among other things, that the provisions of Section 11(a) shall apply to any type of offer of exchange of the securities of registered unit investment trusts for the securities of any other investment company irrespective of the basis of exchange. Applicants assert that the provisions of the proposed Exchange Option and Rollover Option are consistent with the provisions of the Act.
Nevertheless, Applicants request an order under Section 11(a) and Section 11(c) approving the Exchange Option and Rollover Option as described above.

     As illustrated above, under the Exchange Option, a reduced sales load (either a flat fee or a percentage of the public offering price) would be imposed at the time of the exchange. If Units subject to a DSC are exchanged for Units with a DSC and the entire DSC owed on the initial Units has not been collected, the remaining DSC on the original Units would not be imposed at the time of the exchange. Rather, the reduced sale charge would be collected via Distribution Deductions from the Exchange Series and amounts previously collected through Distribution Deductions of the Units exchanged would be considered in computing any DSC on the Units acquired in the exchange. The DSC would also be waived in any exchange of Units previously acquired in an exchange from a Series with a front-end sales charge. The Rollover Option also permits Unitholders in terminating Series to purchase Units in new Series at a lower sales charge than that which would be paid by new investors.

     Applicants assert that the reduced sales charge is a reasonable and justifiable expense to be allocated for the professional assistance and operational expenses which are contemplated in connection with the Exchange Option and the Rollover Option. Applicants submit that such reduced sales charge will achieve the goal of passing savings on to investors.

     Applicants further submit that the requirement that a person who has acquired Units at a lower sales charge pay the difference, if greater than the reduced fixed charge, upon exercising the Exchange Option with respect to circumstances that would result in the Five Months Adjustment or the DSC Front-end Exchange Adjustment is appropriate in order to maintain the equitable treatment of various investors in each Series. Applicants assert that the imposition of the alternate charges until Units have been held for a sufficient time to lessen any discrimination against persons acquiring Units of an Exchange Series in direct purchases at the full sales charge is appropriate because the sales charge on the original purchase is less than that for a direct purchase of the Exchange Series Units.

     Applicants assert that the selling effort required to explain the advantages and operations of this type of security and to identify the investment needs of an investor who already holds securities of another unit investment trust is less than the selling effort required for investors unfamiliar with unit investment trusts. Thus, the Exchange Option and Rollover Option reflects these savings in selling expenses and in preparation of advertising and selling literature. Further, through the exercise of the Rollover Option, investors will be able to reduce their sales charge burden while remaining invested in a portfolio of common stocks selected by the Depositor pursuant to a particular investment philosophy.

     Applicants submit that the orders cited recognized that certain savings in sales-related expenses involving repeat investors may appropriately be passed along to such investors. Applicants believe that the fact of whether the initial sales charge is collected on a front-end or on a deferred basis in no way affects the nature of these savings.

B.   Net Worth and Capital Gains Distribution

     1.   Exemption from the Provisions of Section 14(a)

     Section 14(a) of the Act requires in substance that investment companies have $100,000 of net worth prior to making a public offering. Applicants believe each Series will comply with this requirement because the Depositor will deposit more than $100,000 of securities. However, Applicants acknowledge that the Commission has interpreted Section 14(a) as requiring that the initial capital investment in an investment company be made without any intention to dispose of the investment. Under this interpretation a Series would not satisfy
Section 14(a) because of the Depositor's intention to sell all the Units thereof. Rule 14a-3 under the Act exempts unit investment trusts from this provision if certain conditions are complied with, one of which is that the trust invest only in "eligible trust securities" as defined in the Rule. Applicants intend that certain Series (collectively, the "Equity Series") will invest all or a portion of their assets in equity securities or shares of registered investment companies and therefore may not rely on this Rule because these securities are not eligible trust securities. However, in prior applications, the Commission granted an exemption from section 14(a) subject to the conditions that the sponsor agree to distribute to each investor his or her pro rata share of the net asset value of each trust and to refund, on demand and without reduction, all sales charges to purchasers of units of a series if, within ninety days from the time that series became effective under the 1933 Act, the net asset value of such series was reduced to less than $100,000, or if the series was terminated. The sponsor further agreed to instruct the trustee on the deposit date of each trust that in the event that redemptions by the sponsor of units, constituting a part of the unsold units, should result in the series having a net asset value of less than 40% of the aggregate value of securities originally deposited in the trust, the trustee should terminate the series in the manner provided in the trust agreement and distribute to each investor his or her pro rata share of the trust assets and refund any sales charges on demand and without deduction. Applicants request an exemption under section 6(c) of the Act to the extent necessary to exempt the Equity Series from the net worth requirement under section 14(a). See Releases IC-30087, IC-29949, IC-29177, IC-28300, IC-27691, IC-26593, IC-25701, IC-22545, IC-21620 and
IC-22059, Van Kampen Merritt Equity Opportunity Trust, Series 1, et al., Investment Company Act Rel. No. 20672 (Nov. 1, 1994) ("Release IC-20672"); Advantage Growth and Treasury Securities Trust, Series 1 and Subsequent Series et al., Investment Company Act Release No. 18819 (June 30, 1992) ("Release IC-18819"), the Templeton Growth and Treasury Trust, Series 1 and Subsequent Series, et al., Investment Company Act Release No. 17377 (March 13, 1990) ("Release IC-17377"), and Freedom Investment Trust, et al., Investment Company Act Release No. 17562 (July 3, 1990) ("Release IC-17562"). Applicants seek exemptive relief from section 14(a) that is substantially identical to that granted in those applications. As a condition of the granting of the requested order, Applicants will comply in all respects with the requirements of Rule 14a-3, except that the Equity Series will not restrict their portfolio investments to "eligible trust securities." Applicants believe that the proposed exemption from the net worth requirement of Section 14(a) is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

     2.   Exemption from the Provisions of Section 19(b) and Rule 19b-1

     Section 19(b) of the Investment Company Act and Rule 19b-1 thereunder provide that, except under limited circumstances, no registered investment company may distribute long-term gains more than once every twelve months.
These provisions were designed to remove the temptation to realize capital gains on a frequent and regular basis and to eliminate attempts by investment advisers to time distributions to be advantageous to shareholders. Moreover, there was concern that investors would be confused by a failure to distinguish between distributions of capital gains and regular distributions of investment income. See Investment Company Act Releases Nos. 6735 (October 1, 1971) and 6834 (November 23, 1971).

     Rule 19b-1(c), under certain circumstances, excepts a unit investment trust investing in "eligible trust securities," as defined in Rule 14a-3(b) of the Act from the requirements of Rule 19b-1. These exceptions avoid forcing unit investment trusts to accumulate distributions received throughout the year and distribute them only at year-end. They recognize that the danger of making manipulative capital gains distributions which would be to the detriment of unitholders is largely eliminated for unit investment trusts since the conditions under which capital gains are realized are beyond the control of the Depositor and since capital gains are clearly identifiable.

     The Equity Series will not qualify for the exemption in subparagraph (c) of Rule 19b-1 because they do not limit their investments to "eligible trust securities," as discussed above in connection with Applicants' request for an exemption from Section 14(a). Accordingly, Rule 19b-1 would permit distribution to Unitholders of capital gains only annually. However, the dangers which
Section 19(b) and Rule 19b-1 are designed to prevent do not exist in the Equity Series. Any gains from the sale of portfolio securities would be triggered by the need to meet Trust expenses, DSC installments, or by requests to redeem Units, events over which the Depositor and the Equity Series have no control. The Depositor does, of course, have control over the actual redemption of Units to the extent it makes a market in Units. However, the Depositor has no incentive to redeem or permit the redemption of Units in order to generate capital gains for the purpose Section 19(b) and Rule 19b-1 was designed to protect against. Aside from the fact that the current realization and distribution of gains is not an objective of the Equity Series, the simple fact is that cash generated from the sale of portfolio securities generally will be used to pay expenses and redemptions and generally will not generate distributions to Unitholders. Moreover, since principal distributions must be clearly indicated in accompanying reports to Unitholders as a return of principal and will be relatively small in comparison to normal dividend distributions, there is little danger of confusion from failure to differentiate among distributions. Finally, any retention of capital gains until year-end would be to the detriment of the Unitholders. Therefore, Applicants request an exemption under section 6(c) of the Act from Section 19(b) and Rule 19b-1 to the extent necessary to permit capital gains earned in connection with the sale of portfolio securities to be distributed to Unitholders along with the Equity Series' regular distributions. In all other respects Applicants will comply with Section 19(b) and Rule 19b-1. Applicants believe the granting of the exemption requested hereby would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act and such an exemption would be in the best interests of the Unitholders.

     The exemption sought herein is consistent with past orders permitting the payment of capital gains more than once a year with respect to securities other than "eligible trust securities" and is substantially identical to the relief granted in IC-30087, IC-29949, IC-29177, Releases IC-28300, IC-27691, IC-26593,
IC-25701, IC-22545, IC-22059, IC-21691, IC-20672, IC-18819, IC-17377 and
IC-17562. In light of this precedent, Applicants believe their proposal presents no novel issues.

V.   CONDITIONS TO THE APPLICATION

     Applicants agree that any order granting the requested relief will be subject to the following conditions:

A.   Conditions with Respect to DSC Relief and Exchange and Rollover Options

    1. Whenever the Exchange Option or Rollover Option is to be terminated or its terms are to be amended materially, any holder of a security subject to that privilege will be given prominent notice of the impending termination or amendment at least 60 days prior to the date of termination or the effective date of the amendment, provided that:

         (a) No such notice need be given if the only material effect of an amendment is to reduce or eliminate the sales charge payable at the time of an exchange, to add one or more new Series eligible for the Exchange Option or the Rollover Option, or to delete a Series which has terminated; and

         (b) No notice need be given if, under extraordinary circumstances, either --

              (i) There is a suspension of the redemption of Units of the Series under Section 22(e) of the Act and the rules and regulations promulgated thereunder, or

             (ii) A Series temporarily delays or ceases the sale of its Units because it is unable to invest amounts effectively in accordance with applicable investment objectives, policies and restrictions.

    2. An investor who purchases Units under the Exchange Option or Rollover Option will pay a lower sales charge than that which would be paid for the Units by a new investor.

    3. The prospectus of each Series offering exchanges or rollovers and any sales literature or advertising that mentions the existence of the Exchange Option or Rollover Option will disclose that the Exchange Option and the Rollover Option are subject to modification, termination or suspension without notice, except in certain limited cases.

    4. Any DSC imposed on a Series' Units will comply with the requirements of subparagraphs (1), (2) and (3) of Rule 6c-10(a) under the Act.

    5. Each Series offering Units subject to a DSC will include in its prospectus the disclosure required by Form N-1A relating to deferred sales charges (modified as appropriate to reflect the differences between unit investment trusts and open-end management investment companies) and a schedule setting forth the number and date of each installment payment.

B.   Condition for Exemption from Net Worth Requirement

    1. Applicants will comply in all respects with the requirements of Rule 14a-3 under the Act, except that the Equity Series will not restrict their portfolio investments to "eligible trust securities."

     UPON THE BASIS OF THE FOREGOING, it is respectfully requested that the Commission enter an order, based on the facts as hereinabove set forth, under
Section 6(c) of the Act granting exemptions from Sections 2(a)(32), 2(a)(35), 14(a), 19(b), 22(d) and 26(a)(2)(C) of the Act and Rules 19b-1 and 22c-1
thereunder, and approving certain exchange and rollover options pursuant to
Section 11(a) and Section 11(c) of the Act on the basis described herein, all to the extent necessary as described in this Application.

     The verification required by Rule 0-2(d) is attached hereto.


     PURSUANT TO RULE 0-2(c) OF THE GENERAL RULES AND REGULATIONS UNDER THE ACT, Applicants declare that this Application is signed by Tina K. Singh, Chief Executive Officer of TSC Distributors, LLC, the Depositor of the Trusts, pursuant to the authority invested in her as set forth in the certification included as Exhibit A.

     PURSUANT TO RULE 0-2(f), TSC Distributors, LLC hereby states that its address is 10 High Street, Suite 70 Boston, MA 02110. The Trust hereby states that its address is c/o TSC Distributors, LLC, 10 High Street, Suite 70 Boston, MA 02110.

Dated:  April 2, 2013



                                TSC UITS


                                By:  TSC DISTRIBUTORS, LLC,


                                     as Depositor of the Trust



                                By:             /s/ Tina K. Singh
                                   ------------------------------------------
                                   Name:  Tina K. Singh

                                   Title:  Chief Executive Officer of
                                   TSC Distributors, LLC




                                TSC DISTRIBUTORS, LLC,




                                By:             /s/ Tina K. Singh
                                   ------------------------------------------
                                   Name:  Tina K. Singh

                                   Title:  Chief Executive Officer of
                                   TSC Distributors, LLC

STATE OF NEW YORK   )
                    )  SS
COUNTY OF NEW YORK  )


     The undersigned being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of TSC Distributors, LLC, for itself and as Depositor for the Trusts and their Series; that she is Chief Executive Officer of TSC Distributors, LLC; and that all action by bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that she is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.




                                By:             /s/ Tina K. Singh
                                   ------------------------------------------
                                   Name:  Tina K. Singh

                                   Title:  Chief Executive Officer of
                                   TSC Distributors, LLC

VI.  EXHIBITS

                                    EXHIBIT A

                                  CERTIFICATION
                                       BY
                           THE CHIEF EXECUTIVE OFFICER
                                       OF

                              TSC DISTRIBUTORS, LLC

     I, Tina K. Singh, hereby certify that I am the Chief Executive Officer of TSC Distributors, LLC (the "Company") pursuant to the operating agreement of the Company and have been given full and complete authority, power and discretion to manage and control the business of the Company and to make decisions affecting the business of the Company. No further action or resolution is required. Pursuant to the power granted in the operating agreement of the Company, I am authorized to prepare, execute and submit to the Securities and Exchange Commission, on behalf of the Company and as sponsor of TSC UITS and future unit investment trusts sponsored by the Company (the "Trusts") and their respective series (each a "Series"), an application or applications in such form as the Company deems necessary or appropriate seeking an exemption from various provisions of the Investment Company Act of 1940, as amended (the "Act"), (a) to permit the Series to impose sales charges on a deferred basis and to waive the deferred sales charges in certain cases, to permit certain offers of exchange or rollovers involving the Series, to exempt the Series and depositor from the net worth requirements of Section 14(a) of the Act, and to permit the Series to distribute capital gains more often than that permitted by Section 19(b) of the Act and rule 19b-1 thereunder and; (b) to permit the Series to acquire shares of registered investment companies or series thereof (referred to as "Funds") and to permit such Funds to sell such shares to a Series in excess of the percentage limitations set forth in Sections 12(d)(1)(A), (B) and (C) of the Act.

Dated:  April 2, 2013





                                By:             /s/ Tina K. Singh
                                   ------------------------------------------
                                   Name: Tina K. Singh
                                   Title: Chief Executive Officer